

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

Via E-mail
Mr. Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

> Re: **G-III Apparel Group, Ltd.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 12, 2013**
> **Response dated February 24, 2014**
> **File No. 000-18183**

Dear Mr. Nackman:

We have reviewed your response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2013
Notes to Consolidated Financial Statements, page F-8
Note D – Acquisitions and Intangibles, page F-13

1.   We note in your response to our prior comment 1 that within your non-licensed products segment you aggregate Vilebrequin with the other non-licensed product lines for purposes of goodwill impairment testing. Please tell us whether Vilebrequin constitutes a reporting unit and provide us with your supporting analysis under FASB ASC 350-20-35-34, including an identification of the non-licensed products segment managers (e.g. position titles) and a discussion of the discrete financial information that is available to and reviewed by the segment manager(s). If you have concluded that Vilebrequin does

constitute a reporting unit for goodwill impairment testing, a) provide us with an analysis supporting your conclusion that Vilebrequin satisfies the criteria for aggregation with the other non-licensed product reporting units, including an analysis of both the quantitative economic similarities and the qualitative similarities listed under FASB ASC 280-10-50-11, and b) tell us how the goodwill generated from the Vilebrequin acquisition is assigned to reporting units within the non-licensed products segment for the purposes of impairment testing and provide an analysis for your conclusion pursuant to FASB ASC 350-20-35-41 through 35-44.

Note K – Segments, page F-22

2.   We note your response to our prior comment 2. Please tell us all the various forms of discrete financial information that are reviewed by your Chief Operating Decision Maker at levels below your three current operating segments, regardless of whether that information is used for the purpose of making decisions about allocation resources and assessing performance. In connection with your response, please provide us with your most recent reporting package provided to your Chief Operating Decision Maker.

        You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining